82-2441

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

RECEIVED
2005 MAY -4 A 8:45

[redacted]

05008030

SUPPL

April 27, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: KELSO TECHNOLOGIES INC (the "Company")
MAILING ON APRIL 27, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the holders who returned a Financial Statement Request Form pursuant to National Instrument 51-102. However, we have not mailed to persons in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Management Discussion and Analysis
- Interim Financial Statements for the Period Ending 2005/02/28

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

LAURIE WADDINGTON

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

cc: TSX Venture Exchange
cc: Alberta Securities Commission

cc: KELSO TECHNOLOGIES INC
cc: STRATEGIC BUSINESS LAWYERS
cc: STEINGARTEN SCHECHTER & CO
cc: US Securities and Exchange Commission

dlw 5/18

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2005

(unaudited – see Notice to Reader)

Steingarten Schechter & Co.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51 – 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim financial statements for the three and six months ended February 28, 2005.

Steingarten Schechter & Co.

An Independent Member Of Baker Tilly International

Chartered Accountants

800 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

NOTICE TO READER

We have compiled the Consolidated Balance Sheet of KELSO TECHNOLOGIES INC. as at February 28, 2005 and the Consolidated Statements of Operations and Equity (Deficit) and Cash Flows for the three and six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

Steingarten Schechter & Co.
Chartered Accountants

April 7, 2005
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(unaudited – see Notice to Reader)

		February 28, 2005	August 31, 2004
ASSETS			
Current:			
Cash		$ 56,131	$ 76,345
Goods and Services Tax receivable		3,181	-
Prepaid expenses		22,152	-
		$ 81,464	$ 76,345
Equipment, at cost less accumulated amortization of $9,532 (August 31, 2004 - $23,781)		4,422	11,585
		$ 85,886	$ 87,930
LIABILITIES			
Current:			
Accounts payable and accrued liabilities		$ 17,759	$ 40,508
Funds advanced for share subscription		-	58,290
		$ 17,759	$ 98,798
SHAREHOLDERS' EQUITY (DEFICIT)			
Share Capital:			
Authorized:			
100,000,000 common shares, without par value			
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I			
Issued and fully paid:			
44,609,265 common shares (August 31, 2004 – 41,597,932)		$ 7,072,410	$ 6,662,600
25,000 Class "A" convertible preference shares, Series I (August 31, 2004 – 62,650)		25,000	62,650
		$ 7,097,410	$ 6,725,250
Contributed surplus		119,100	97,852
Deficit (page 4)		(7,148,383)	(6,833,970)
		$ 68,127	$ (10,868)
		$ 85,886	$ 87,930

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited – see Notice to Reader)

	Three Months Ended February 28, 2005	Three Months Ended February 29, 2004	Six Months Ended February 28, 2005	Six Months Ended February 29, 2004
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 7,457	$ 32,147	$ 20,750	$ 70,045
Advertising	212	164	393	352
Amortization		518	1,507	1,037
Automobile	2,039	1,950	4,141	3,931
Bank charges and interest	454	534	665	693
Consulting and Investor Relations	40,478	18,545	53,478	51,720
License and fees	11,429	11,254	19,981	13,493
Management fees	33,000	33,000	66,000	66,000
Office	3,570	4,637	9,718	15,283
Rent	2,528	2,528	5,055	5,055
Telephone	1,558	1,531	2,625	2,970
Travel and promotion	2,230	457	4,422	9,975
	$ 104,955	$ 107,265	$ 188,735	$ 240,554
Loss before the undernoted	$ (104,955)	$ (107,265)	$ (188,735)	$ (240,554)
Loss on disposal of equipment	(5,656)	-	(5,656)	-
Interest and other income	3,635	359	3,831	486
Research and development costs	(29,469)	(57,686)	(71,585)	(87,089)
Stock-based compensation	(57,290)	-	(52,268)	-
Net loss for the period	$ (193,735)	$ (164,592)	$ (314,413)	$ (327,157)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of shares	43,481,936	40,311,463	43,047,127	39,184,394

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(unaudited – see Notice to Reader)

	Three Months Ended February 28, 2005	Three Months Ended February 29, 2004	Six Months Ended February 28, 2005	Six Months Ended February 29, 2004
Deficit, beginning of period, as previously reported	$ (6,954,648)	$ (6,264,295)	$ (6,833,970)	$ (6,101,730)
Retroactive adjustment for stock-based compensation	-	(49,037)	-	(49,037)
Deficit, beginning of period, as restated	$ (6,954,648)	$ (6,313,332)	$ (6,833,970)	$ (6,150,767)
Net loss for the period (page 3)	(193,735)	(164,592)	(314,413)	(327,157)
Deficit, end of period	$ (7,148,383)	$ (6,477,924)	$ (7,148,383)	$ (6,477,924)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited – see Notice to Reader)

	Three Months Ended February 28, 2005	Three Months Ended February 29, 2004	Six Months Ended February 28, 2005	Six Months Ended February 29, 2004
Cash flows from (used in) operating activities				
Net loss for the period (page 3)	$ (193,735)	$ (164,592)	$ (314,413)	$ (327,157)
Add: items not affecting cash				
- amortization	-	518	1,507	1,037
- loss on disposal of equipment	5,656	-	5,656	-
- stock-based compensation	57,290	-	52,268	-
	$ (130,789)	$ (164,074)	$ (254,982)	$ (326,120)
Changes in other non-cash working capital				
Goods and Services Tax receivable	(3,181)	857	(3,181)	453
Prepaid expenses	(16,677)	-	(22,152)	-
Accounts payable and accrued liabilities	(1,362)	2,974	(22,749)	(29,188)
	$ (152,009)	$ (160,243)	$ (303,064)	$ (354,855)
Cash flows from financing activities				
Funds advanced for share subscription	$ -	$ (24,277)	$ (58,290)	$ (117,465)
Issuance of common shares	150,732	112,461	341,140	491,138
	$ 150,732	$ 88,184	$ 282,850	$ 373,673
Increase (decrease) in cash during the period	$ (1,277)	$ (72,059)	$ (20,214)	$ 18,818
Cash, beginning of period	57,408	219,504	76,345	128,627
Cash, end of period	$ 56,131	$ 147,445	$ 56,131	$ 147,445

KELSO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2005

(unaudited – see Notice to Reader)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and is in the final stages towards commercialization.

The JS75 SRV Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

These interim financial statements should be read in conjunction with the financial statements of the company's most recently completed year ended August 31, 2004. These statements do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2004 financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. EQUIPMENT

			Net Carrying Amount	
	Cost	Accumulated Amortization	February 28, 2005	August 31, 2004
Office equipment	$ 10,956	$ 8,335	$ 2,621	$ 2,930
Computer equipment	2,998	1,197	1,801	8,655
	$ 13,954	$ 9,532	$ 4,422	$ 11,585

continued. . .

4. SHARE CAPITAL

Issued and fully paid:

a) Common shares:

	February 28, 2005		August 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	41,597,932	$6,662,600	35,853,925	$6,014,168
Issued during period:				
- for cash	749,000	108,605	2,608,997	289,025
- for exercise of preference shares	111,731	37,650	-	-
- for exercise of share purchase warrants	1,118,030	129,278	2,221,010	229,101
- for exercise of stock options	1,032,572	134,277	914,000	130,306
Balance, end of period	44,609,265	$7,072,410	41,597,932	$6,662,600

b) Escrowed shares:

618,750 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

c) Class "A" convertible, voting, preference shares, Series I:

	February 28, 2005		August 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	62,650	$ 62,650	62,650	$ 62,650
Conversion to common shares	(37,650)	(37,650)	-	-
Balance, end of period	25,000	$ 25,000	62,650	$ 62,650

d) Stock Options:

As at February 28, 2005, the following stock options are outstanding:

Number of Options	Exercise Price	Expiry
278,100	$0.10	October 6, 2005
98,257	$0.10	November 22,2006
410,875	$0.10	September 4, 2007
206,071	$0.10	November 4, 2007
238,500	$0.10	March 28, 2008
1,271,422	$0.10	December 29, 2009
1,935,775	$0.11	February 24, 2010

continued. . .

4. SHARE CAPITAL, continued

d) Stock Options, continued

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2004	3,735,797	$ 0.10
Options granted	1,935,775	0.11
Options exercised	(1,032,572)	(0.10)
Options cancelled	(200,000)	0.10
Balance, February 28, 2005	4,439,000	$ 0.11

e) Stock-Based Compensation:

The company applies the fair value method of accounting for stock-based compensation awards. During the period, stock-based compensation expense and contributed surplus were reduced by $5,022 for cancellation of stock options, and increased by $57,290 for granting and adjusting of stock options.

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	February 28, 2005	August 31, 2004
Risk-free interest rate	3.51	3.72%
Estimated volatility	30%	30%
Expected life	2-5 years	2-5 years
Expected dividend yield	0%	0%

f) Share Purchase Warrants:

The following share purchase warrants are outstanding at February 28, 2005:

Number of Shares	Exercise Price	Expiry Date
38,750	$0.23	April 3, 2005
804,088	$0.15	May 21, 2005
1,283,301	$0.11	September 4, 2005
75,000	$0.11	September 28, 2005
797,728	$0.14	December 23, 2005
29,166	$0.30	January 5, 2006
402,968	$0.20	June 4, 2006
749,000	$0.17	September 9, 2006

During the period, 778,166 share purchase warrants were granted, 1,118,030 share purchase warrants were exercised and 244,775 share purchase warrants were forfeited or expired.

continued. . .

6. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:

	Three Months Ended February 28, 2005	Three Months Ended February 29, 2004	Six Months Ended February 28, 2005	Six Months Ended February 29, 2004
Conversion of preference shares to common shares	$ 37,650	$ -	$ 37,650	$ -

7. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the six months ended February 28, 2005:

Automobile	$	3,900
Consulting and investor relations	$	20,000
Legal	$	3,488
Management fees	$	66,000
Rent	$	5,055
Research and development costs	$	50,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in prepaid expenses are $14,993 paid to related parties.

Included in accounts payable and accrued liabilities are $11,000 due to related parties.

8. SUBSEQUENT EVENTS

Subsequent to February 28, 2005, the company is arranging a private placement of up to $700,000, subject to approval by regulatory authorities.

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Six Months Ended February 28, 2005

The following Management Discussion and Analysis, prepared as of April 21, 2005, should be read together with the unaudited consolidated financial statements for the six month period ended February 28, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. Those cars traveled throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR certified railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the committee's review and approval. On February 23, 2004, Kelso announced that the AAR had given approval for the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars carrying hazardous commodities. Kelso now has the ability to sell its valve on all 75 pound general purpose tank cars traveling throughout North America carrying both hazardous and non-hazardous commodities. The approval also ended the two years AAR Service Trial.

On May 27, 2004, Kelso announced that it was now engaged in significant, in-depth discussions with a major company (s) that will assist Kelso in entering the commercial phase of its JS75 SRV Pressure Relief Valve in regards to the rail industry.

December 29, 2004 Kelso announced it anticipated a final Agreement to be signed during early January. A major step towards the process of commercializing its JS75 SRV Pressure Relief Valve.

On January 10, 2005 Kelso announced it had signed a Marketing and Development Agreement with one of the world's largest tank car Lessors and manufacturers. Kelso had signed an Agreement with Union Tank Car Company and McKenzie Valve and Machining Company. Union along with their wholly owned Canadian affiliate, Procor Limited, leases approximately 85,000 cars throughout North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union and Procor clients are potential customers for Kelso when it comes to selling the Kelso JS SRV line of pressure relief valves.

McKenzie will be the exclusive North American manufacturer of the Kelso JS SRV line of pressure relief valves.

The Agreement is the second biggest event next to the invention of the JS75 SRV valve. With Union's 110 plus years of being in the rail industry, their marketing expertise shall be a major asset in assisting Kelso as Kelso enters sales. Kelso anticipates sales shall begin this coming summer once McKenzie has their tooling in place and their castings from China.

On February 14, 2005 Kelso announced it was working on a Business Plan that would lay the foundation for raising the necessary funds to finance Kelso in order to enter commercialization. The news release went onto mention that our manufacturer, McKenzie Valve and Machining Company was in the process of costing the components to manufacture the Kelso JS75 SRV. Finally Kelso announced it had sent to McKenzie various drawings of other pressure size valves in order to begin prototype production by this summer.

On February 28, 2005 Kelso announced that its shareholders had adopted the 2005 Stock Option Plan for Kelso's employees, officers and directors. The plan was no different than previous Option Plans prior to the 2005 Plan. It is a securities requirement that each year the shareholders of a public company has the right to vote on whether their Company can offer a Stock Option Plan for those working for the Company.

As of the date of this discussion, 44,609,265 common shares are outstanding.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the six months ended February 28, 2005, the company had no revenues and incurred $188,735 in general and administrative expenses (2004 - $240,554). Research and development costs during the same period last year was $87,089. The major expenditures during the period were as follows:

Accounting and legal	$	20,750
Consulting and Investor Relations	$	53,478
Management fees	$	66,000
Research and development costs	$	71,585
Stock-based compensation	$	52,268

Related Party Transactions

The following summarizes the company's related party transactions for the period:

Automobile	$	3,900
Consulting and Investor Relations	$	20,000
Legal	$	3,488
Management fees	$	66,000
Rent	$	5,055
Research and development costs	$	50,000

Included in prepaid expenses are $14,993 paid to related parties.

Included in accounts payable and accrued liabilities is $11,000 owing to a related party. These transactions are in the normal course of operations.

Selected Quarterly Information:

	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	104,955	120,678	169,078	140,051	164,592	162,565	144,515	135,317	194,254
Net loss for the period	104,955	120,678	169,078	140,051	164,592	162,565	144,515	135,317	194,254
Number of common shares outstanding	44,609,265	43,164,962	41,597,932	41,019,974	40,568,974	39,558,246	35,853,925	34,543,670	31,975,308
Net loss per common share	.0024	.0028	.0041	.0034	.0041	.0041	.0040	.0039	.0061

Selected Annual Information:

	Aug 31, 2004	Aug 31, 2003	Aug 31, 2002
Revenues:	Nil	Nil	Nil
Expenses:	636,286	656,450	422,789
Net loss for the period	636,286	656,450	422,789
Number of common shares outstanding	41,597,932	35,853,925	28,579,423
Net loss per common share	.0153	.0183	.0148
Total Assets	87,930	137,847	101,814

Subsequent Events

March 2, 2005 Kelso announced if funded properly it will launch an investor's awareness program so that the public will be informed as to Kelso and why its JS SRV valve line is so important to the rail industry and eventually into additional industries. In that release, Kelso announced it was going to arrange a private placement in hopes of securing up to $500,000.

Kelso announced on April 22, 2005 the closing of its private placement it announced on March 2, 2005 and raised $469,900.00 to be use for various projects taking place in the Company along with using the funds for general working capital.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.